Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREWERS ALLIANCE
REPORTS FULL YEAR 2010 RESULTS

Craft Brewers reports record sales for 2010;
Doubles earnings per share from 2009

Portland, Ore. (March 31, 2011) – Craft Brewers Alliance, Inc. (CBA) (Nasdaq: HOOK), an independent craft brewing company, reported net sales of $131.7 million and net income of $1.7 million for the year ended December 31, 2010 as compared with net sales of $124.7 million and net income of $887,000 for the year ended December 31, 2009.   CBA reported earnings per share of $0.10 on a fully diluted basis for 2010 as compared with $0.05 per share one year ago.  On October 1, 2010, CBA completed its merger with Kona Brewing Co., Inc. and related entities (“KBC Merger”).

Significant financial highlights for the year ended December 31, 2010 and recent highlights include:

•	Net revenues increased $7.0 million, or 6 percent, to $131.7 million for 2010
•	Earnings per share doubled from $0.05 for 2009 to $0.10 per share for 2010
•	Selling, general and administrative expenses increased $5.0 million to $29.9 million for 2010, reflecting increased sales and marketing efforts
•	Cash flow generated from operations increased 21 percent to $10.8 million for 2010
•	The KBC Merger closed on October 1, 2010
•	In March 2011, reached agreement with Anheuser-Busch to sell our minority interest in an affiliate for cash consideration and reduced distribution fees

“We are committed to delivering more beer lovers a variety of fresh, authentic, handcrafted beers and beer experiences.  In 2010, we made solid progress towards achieving this objective,” said Terry Michaelson, CBA’s CEO. “We believe that a strong foundation has been established and we have developed exciting new initiatives for our brands in 2011.  We will invest aggressively against these initiatives, which are vital to our long-term success. This may result in flat earnings in the short term, but we are confident that we will show both top line and profit growth for 2011.”

Operating Results

Net sales for the year ended December 31, 2010 were $131.7 million, increasing $7.0 million, or six percent, from revenues of $124.7 million for 2009.  The increase resulted from a combination of factors, including price increases for the Company’s products sold to wholesalers, an increase in revenues earned from the Company’s restaurants and pubs following the KBC Merger, and an increase in contract brewing revenues, in 2010 compared with 2009. Total shipments for the year ended December 31, 2010 were 607,800 barrels, an increase of 20,300 barrels, or four percent, from 587,500 barrels for 2009, primarily reflecting growth in the Company’s contract brewing business.  Depletion growth for the year was two percent.

Cost of sales as a percentage of net sales improved 340 basis points from 2009 to 2010, and improved on a per barrel basis by $4.16, or 3 percent, from $165.50 a barrel to $161.34 a barrel over the same period. These improvements reflected decreased costs for certain of the Company’s core production inputs, raw materials and packaging materials, and reduced fees for cooperage.  These factors were offset by costs incurred related to disposal of a significant quantity of beer that did not meet CBA’s exacting quality standards.  During the fourth quarter of 2010, all breweries were operating to their planned capacities and meeting or exceeding quality standards.

Selling, general and administrative (SG&A) expenses of $29.9 million for the year ended December 31, 2010 increased $5.0 million, or 20 percent, from $24.9 million for 2009.  This increase was primarily due to an increase in direct costs associated with the Company’s sales and marketing activities, as well as SG&A costs for 2010 associated with the operations acquired in the KBC merger.  The Company expects SG&A spending to continue at an elevated level for 2011 as compared with 2010 as it embarks on a significant campaign to penetrate select focus markets and deliver new and exciting beers and packages to consumers.

The Company’s operating income for 2010 of $3.2 million increased $823,000, or 35 percent, from $2.3 million a year ago due primarily to the increase in sales revenues, partially offset by an increase in SG&A expenses and an increase in merger expenses for 2010 related to the KBC Merger.

Cash Flow and Liquidity

Cash provided by operating activities improved $1.8 million, or 21 percent, to $10.8 million for the year ended December 31, 2010 compared with $9.0 million for 2009.  CBA utilized the cash provided by operations for the year ended December 31, 2010, primarily to fund its capital expenditures of $4.7 million and the $6.2 million cash payment in the Kona Merger. CBA’s debt as a percentage of total capitalization (total debt and common stockholders' equity) was 22 percent and 25 percent at December 31, 2010 and 2009, respectively.

Capital expenditures for the year ended December 31, 2010 and 2009 were $4.7 million and $2.3 million, respectively.  The capital expenditures for 2010 include projects designed to facilitate the Company’s contract brewing arrangement with Fulton Street Brewery, LLC (“FSB”), enhance and target the core brand offerings produced at its breweries, and improve its quality assurance and information technology systems, including initial investments towards a Company-wide demand planning and order management system. The Company expects spending on these projects to continue through the balance of 2011, and to total approximately $6 million.

Other Achievements

The Company has substantially completed its integration of the operations of Kona Brewing Co., Inc., including the brewery located on Kailua-Kona, Hawaii and the restaurant and pub operations on the islands of Oahu and Hawaii.

On March 24, 2011, CBA executed an agreement with Anheuser-Busch, Inc. (“A-B”) whereby the Company will sell its minority interest in FSB to A-B under the terms of an equity purchase agreement in which the majority owner of FSB agreed to sell its interest in FSB to A-B.  Upon closing, A-B has agreed to pay CBA $16.3 million in cash for the Company's interest in FSB and $150,000 to cover a portion of its transaction costs.  As part of the deal, A-B has agreed to reduce distribution fees for the remaining term of CBA’s distribution arrangement with A-B, as well as any renewal terms.  A-B also agreed to provide enhanced selling support for the Company’s brands.

Craft Brewers Alliance Reports Full Year 2010 Results

The Company estimates that, had the proposed deal been in place throughout 2010, the increase in 2010 sales revenues resulting from the reduced distribution fees would have been approximately $2.1 million. This reduction in distribution fees would be in addition to a reduction in fees already secured by the Company in its agreement with A-B reached during the third quarter of 2010. The loss of the Company’s share of earnings from FSB will partially offset any increase in sales revenues resulting from the reduced distribution fees.  The Company’s share of FSB’s earnings was $696,000 for 2010.

During 2010, the Company successfully negotiated two favorable modifications with its lender, Bank of America, N.A., reflecting the lender’s recognition of significant improvement in the Company’s financial position, as well as its consent to the KBC Merger and the Company’s assumption of certain debt obligations in connection with the merger. The combined effect of these modifications was to increase total borrowing capacity under the Company’s line of credit to $22 million, extend the maturity date of the line of credit, improve the pricing associated with its loan agreement, and reduce certain fees.

“We began 2010 by successfully negotiating a favorable contract with a key packaging supplier and have improved our terms with a number of strategic partners throughout the year.  These partners support our strategic mission and will continue to help us achieve our goals,” said Mark Moreland, CBA’s CFO.  “We successfully aligned our operational and financial resources in 2010, and have initiated a campaign that will accelerate investment into our sales and marketing functions, which we believe will drive positive and significant growth in our market share, revenues, earnings and cash flow over the long term.”

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including the level or effect of increased SG&A expense, the amount of future capital spending and the benefits or improvements to be realized from those capital projects, the closing of the pending sale o f the Company’s interest in FSB to A-B, and the increase in sales revenues resulting from reduced distribution fees payable to A-B, are forward-looking statements.  It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2010.  Copies of these documents may be found on the Company's website, www.craftbrewers.com , or obtained by contacting the Company or the SEC.

Craft Brewers Alliance Reports Full Year 2010 Results

About Craft Brewers Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving one-of-a-kind beers and brands by giving them an opportunity to shine and grow, CBA was joined by Kona Brewing Company in 2010. When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines.  To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981, and those colorful roots are reflected in the brand’s personality to this day.  The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1995 by a father and son with dreams of crafting quality beer as ‘liquid aloha’ for the locals. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture.

Media Contact:	Investor Contact:
Ted Lane	Patrick Green
LANE PR	(503) 331-7275
(503) 546-7891	Patrick.green@craftbrewers.com
Ted@lanepr.com

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Craft Brewers Alliance Reports Full Year 2010 Results

Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Income
(in thousands, except per share amounts and shipments)
(Unaudited)

	Year Ended December 31,
	2010	2009

Sales	$140,852	$133,308
Less excise taxes	9,121	8,595
Net sales	131,731	124,713
Cost of sales	98,064	97,230
Gross profit	33,667	27,483
	25.5%	22.1%
Selling, general and administrative expenses	29,938	24,911
Merger-related expenses	559	225
Operating income	3,170	2,347
Interest expense	(1,497)	(2,139)
Income from equity investments, interest and other, net	1,113	865
Income before income taxes	2,786	1,073
Income tax provision	1,100	186
Net income	$1,686	$887

Earnings per share:
Basic and diluted earnings per share	$0.10	$0.05
Weighted average shares outstanding:
Basic	17,523	17,004
Diluted	17,568	17,041

Total Shipments (in barrels):
Core Brands	584,700	582,500
Contract Brewing	23,100	5,000
Total Shipments	607,800	587,500

Craft Brewers Alliance, Inc.
Condensed Consolidated Balance Sheets
(in thousands)
(Unaudited)

	December 31,
	2010	2009

Current assets:
Cash and cash equivalents	$164	$11
Accounts receivable, net	10,514	11,122
Inventories	8,729	9,487
Deferred income tax asset, net	932	970
Other current assets and income tax receivables	3,233	3,941
Total current assets	23,572	25,531
Property, equipment and leasehold improvements, net	98,778	97,339
Goodwill	12,917	—
Intangible and other non-current assets, net	22,999	18,715
Total assets	$158,266	$141,585

Current liabilities:
Accounts payable	$13,825	$14,672
Accrued salaries, wages, severance and payroll taxes	4,053	4,432
Refundable deposits	6,291	6,288
Other accrued expenses	1,378	1,185
Current portion of long-term debt and capital lease obligations	2,460	1,481
Total current liabilities	28,007	28,058
Long-term debt and capital lease obligations, net	24,675	24,685
Other long-term liabilities	11,388	8,210
Total common stockholders' equity	94,196	80,632
Total liabilities and common stockholders' equity	$158,266	$141,585

Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Year Ended December 31,
	2010	2009

Cash Flows From Operating Activities:
Net income	$1,686	$887
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,044	7,313
Income from equity investments	(647)	(513)
Deferred income taxes	1,082	(56)
Other, including stock-based compensation	(81)	(63)
Changes in operating assets and liabilities:
Accounts receivable	2,017	1,391
Inventories	1,445	(202)
Income tax receivable and other current assets	590	791
Other assets	36	72
Accounts payable and other accrued expenses	(1,353)	(1,162)
Accrued salaries, wages, severance and payroll taxes	(1,230)	802
Refundable deposits and other liabilities	209	(306)
Net cash provided by operating activities	10,798	8,954
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(4,669)	(2,303)
Proceeds from sale of property, equipment and leasehold improvements and other	160	136
Cash paid in merger with Kona Brewing Co., Inc. and related entities, net	(6,206)	—
Proceeds from cash grant	402	—
Net cash used in investing activities	(10,313)	(2,167)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(1,505)	(1,394)
Net borrowings (repayments) under revolving line of credit	1,100	(5,600)
Issuance of common stock and other	73	207
Net cash used in financing activities	(332)	(6,787)
Increase in cash and cash equivalents	153	—
Cash and cash equivalents, beginning of period	11	11
Cash and cash equivalents, end of period	$164	$11